FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




COLT Telecom Group plc
7 March 2006

COLT Telecom Group plc (the "Company")

Notice of Extraordinary General Meeting ("EGM")

Further to the announcement made on 23 February 2006, the Company confirms that a circular has today been posted to shareholders containing notice of an Extraordinary General Meeting ("EGM") of the Company at which shareholders will be asked to consider and, if thought fit, approve a resolution authorising the Company to change its articles of association to give it the power to require sufficient US shareholders to sell their shares so that the Company can suspend or terminate its US Registration at such time as it meets SEC requirements for suspension or termination. The Company intends to exercise its compulsory transfer powers as soon as possible subject to approval of the amendments to its articles of association at the EGM.

The EGM will be held on 30 March 2006 at 11.00 a.m. at 23 Great Winchester Street, London EC2P 2AX.

Copies of this circular and proposed amendments to the articles of association are and will remain available for inspection at the registered office of the Company at Beaufort House, 15 St Botolph Street, London EC3A 7QN during business hours on any business day from the date hereof for a period of one month (which period shall include the date of the EGM).

Copies of this circular are also available for inspection at the UK Listing Authority's Document Viewing Facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Further information please call Luke Glass at COLT on 020 7390 3900



TP060580050





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 07 March 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary